

January 4, 2013

<u>Via E-Mail</u>

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, Wisconsin 53202

> **RE:** **Pro-Dex, Inc.**
> **Definitive Additional Materials filed by AO Partners I, L.P. et. al.**
> **Filed on January 3, 2013**
> **File No. 000-14942**

Dear Mr. Fetzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

1. Please support the statements in your disclosure regarding the contents of the ISS report.

2. Please revise to clarify what you mean by "the requirements of public board service and effective boardroom leadership." Please also clarify how the nominees intend to help "management better steward Company resources and grow revenue."

Please direct any questions to Geoff Kruczek at (202) 551-3641 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions